Filed by Hanover Compressor Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Hanover Compressor Company
Commission File No. 1-13071
Subject Company: Universal Compression Holdings, Inc.
Commission File No. 1-15843
Subject Company: lliad Holdings, Inc.
Commission File No. 1-15843

Date:	March 22, 2007
To:	Hanover Employees Worldwide
From:	John Jackson, President and CEO
Subject:	Updating Your Frequently Asked Questions

Over the past five weeks, Hanover’s Corporate Communications, Human Resources, Investor Relations and Operations teams have received many questions about the proposed merger of equals between Hanover and Universal Compression Holdings, Inc.
While we do not have definitive answers to all of the questions at this time, we can now answer some of these questions. Please note that this proposed merger is currently being reviewed by the Department of Justice as part of the pre-merger antitrust review process. This process is ongoing up until the time the proposed merger closes, thus there are some topics that cannot be discussed by the parties. While Hanover and Universal employees can PLAN for the integration of the two companies, they may not IMPLEMENT those plans until the transaction has closed. Hanover and Universal must continue to operate in the ordinary course of business and will not be changing existing corporate policies.
Please see below the answers to questions we can provide at this time.
We encourage all Hanover employees to continue to submit questions to the MyHanover merger website. We will continue to compile these questions and provide answers and details as appropriate.
Continue to compete. Continue to perform. Continue to work safely.
UPDATE: Frequently Asked Questions
Employee Compensation and Benefits —
We have received many questions concerning our compensation and benefit programs. We realize these are personal and emotional issues and are of the utmost importance to each and every employee. The compensation and benefit plans for the new company have yet to be developed but will reflect the size and culture of the new organization.
Will the new company be staying with Hanover’s current benefit providers such as Prudential for 401k, and CIGNA for the health and welfare plan?

All current Hanover benefit providers will continue to serve in the same capacity up until the closing date of the proposed merger which is currently expected to close in the third quarter of 2007. Benefit providers for the new company are being discussed by the merger integration teams (which include representatives from both companies) and will be announced at a later date.
Is the bonus and merit program still on track?
Yes. All Hanover bonus, merit and long term incentive programs will continue to be effective up until the closing date of the proposed merger which is currently expected to close in the third quarter of 2007. Bonus, merit and long term incentive programs for the new company are being discussed by the merger integration teams (which include representatives from both companies) and will be announced at a later date.
How will the merger affect our career ladder / career development program?
Career development will remain a focus for the new company as both organizations recognize the importance of developing future leaders.
Should we keep performing evaluations and setting our goals for the current year?
Yes. Continue to compete. Continue to perform. Hanover and the new company must continue to meet its targets and remain focused on safety and Service Excellence.
Shareholders
How much debt will the new company have?
The anticipated capital structure of the new company, including the amount of debt, is currently being studied by the merger integration teams.
What if the merger doesn’t work out? Will Hanover try to get its own Master Limited Partnership (MLP)?
All efforts are being made to make sure that all conditions to closing of the proposed merger are satisfied, including the receipt of necessary regulatory and shareholder approvals. However, the Board of Directors of Hanover will continue to evaluate the future direction of the company, including whether or not to pursue an MLP.
When will the new company begin trading on the stock market?
We currently expect the proposed merger to be completed in the third quarter of 2007. The new company should begin trading under its new name and stock ticker symbol once the proposed merger is complete. A new stock ticker symbol and name are currently being developed and will be announced before the end of the second quarter of 2007.

Will the new stock price be closer to the current stock price of Hanover or Universal?
Under the terms of the merger agreement, Hanover stockholders will have the right to receive 0.325 shares of the new company for each share of Hanover they own, and Universal stockholders will have the right to receive 1.0 share of the new company for each share of Universal they own. Based on this ratio, it is anticipated that the share price of the new company will begin trading at a stock price closer to the market price of Universal’s common stock at the time of the closing of the proposed merger. The price of the shares of common stock of the new company to be received in the proposed merger, however, cannot be predicted.
Organization
Should we continue Service Excellence, preventive maintenance, remote monitoring and business development opportunities?
Yes. Continue to compete. Continue to perform. Above all, work safely.
Have you decided on what is done in the field vs. corporate and who has jobs?
No decisions have been made on this issue. Redundant areas will be evaluated over the next few months. We expect the proposed transaction will have minimal, if any, impact on field mechanics and shop employees. In the short-term, we need to continue to operate as separate companies. Long-term, we will develop the operating philosophy and resulting company structure together.
When the new company is formed, how long will it take before we are told about the impact on each employee?
The timeframe has not yet been determined by the Executive Steering Committee or Core Project Team.
What impact will the merger have on the processing and treating business?
We believe the processing and treating business will be one of many lines of business that the new combined company will be able to offer to customers, which will strengthen our ability to offer a full range of products and services.
Training
What is the impact on Hanover training programs such as Service Excellence, Basic and Fresh Out? Will Hanover continue with eTime and TST Service Excellence initiatives?
We expect that training will be the backbone of the new company. Both companies are committed to combining our world-class workforces and training them to make the transition a success. The training programs and company initiatives of both organizations will be reviewed during the merger process and best practices from both organizations are expected to be brought to the new company.

Will you provide training on new products? Will employees be taught how to operate new equipment? Will we keep our commitment to training new employees?
Yes. We expect that training will be provided on new products and equipment.
Company Culture
Do you have any idea how we will integrate the intense rivalry between Hanover and Universal? Will there be any kind of integration training?
The merger integration teams will discuss differences in company culture and will be working on a plan to combine the cultures of the two companies into one unified culture anchored by safety of our employees, integrity and team spirit. We hope that, after the closing, employees will refocus their competitive energy toward working together to make the new company a world class, top tier oilfield services organization.
Safety
What will the impact be of the merger on our safety program?
Safety is a top priority for both companies. It will remain so in the new company. The safety programs of both organizations will be reviewed during the merger process and best practices from both organizations will be brought to the new company.
Merger
Who bought who? What does it mean we “merged”?
A merger is when two companies agree to create a single new company rather than remain separately owned and operated. By agreeing to merge, our companies have agreed, upon completion of the merger, to create a new company with a new name that will serve the oil and gas service industry needs throughout the world. Our intentions are to combine or merge the best people and practices of both companies.
What should we tell people if they ask what the new company will be like?
You should tell them that the new organization will allow Hanover and Universal to combine each company’s respective expertise and strengths into one company with increased ability to serve the needs of customers in the U.S. and international oil and gas service industry.
What will be the new company name selection process?
A task force with representatives of both companies has hired a worldwide branding company to develop ideas for the new name. We hope to have a new company name and logo by the end of April.

When will the Transition Team start? Who is a member? Can I sign up?
The Transition Team has begun its work. Steve Snider, who has been designated as the President and CEO of the new company, leads the Executive Steering Committee. The Integration Leadership Team is led by John Jackson, Hanover President and CEO, and Ernie Danner, Universal Chief Operating Officer. The Core Project Team is composed of members of both companies listed below:
•	Anita Colglazier (Hanover Controller)
•	Mike Denman (Universal Supply Chain)
•	Steve Hyche (Universal Operations)
•	Rich Leong (Universal Human Resources, Marketing, Supply Chain)
•	Gerald Meinecke (Universal Business Development) — Co-leader
•	Steve Muck (Hanover Human Resources and HSE)
•	Dan Newman (Hanover Manufacturing/Services)
•	Rob Rice (Hanover Operations)
•	Mike Wasson (Universal International)
•	Stephen York (Hanover Investor Relations, Information Technology) — Co-leader.
Individual task forces are also being formed that will report to the Corp Project Team. Many of you will be involved.
What is the biggest merger obstacle?
There are a number of conditions to the closing of the merger, including the receipt of regulatory approvals required for the merger to be approved such as approvals from the Department of Justice and Securities and Exchange Commission. In addition, the stockholders of each company must approve the merger.
Will we try to acquire other companies after the merger?
Any decisions on future acquisitions by the new company will be made at a later date by the new company’s executive management team.
How long before we have SEC approval for the merger?
We expect that the new holding company will file with the SEC the Form S-4 Registration Statement prepared in connection with the proposed merger in the next several weeks. We would hope to receive SEC approval within the next several months.
What is Iliad?
Iliad is the name of the holding company formed as part of the merger. It will be changed shortly to reflect the name of the new company.

Will there be updates about the merger throughout the merger process? How we will continue to know what is going on? How will we be informed of decisions that are made?
We will regularly communicate with employees, providing updates throughout the merger process using web sites, e-mail boxes and employee meetings to relay this information. We welcome everyone’s questions.
Will this merger open more job opportunities?
We believe so. The Core Project Team and Hanover management are looking at how to best utilize the resources available to serve as a foundation for the new company. We expect our employees will benefit from working for a more competitive company with enhanced financial resources, improved training opportunities and growth prospects in an increasingly global market.
Customers
What is the customer feedback on the merger?
Overall, the customer feedback has been very positive.
Some salesmen are getting calls from angry customers. How do we deal with that?
It is regrettable that some customers are angry. Hanover will honor its customer agreements and will continue to compete for their business. We believe our customers should benefit from this merger through improved operational efficiency and support in the field, a wider product and services offering, and a greater combined pool of technical professionals.
How do we keep our employees from leaving (to join our customers)?
We hope that our employees will remain with the new company as we believe they will benefit from working for a more competitive company with enhanced financial resources, improved training opportunities and growth prospects in an increasingly global market.
Will our customers become service compressor providers and cut back on manpower?
That is a customer decision. We hope they will remain with the new company. Our customers should benefit from this proposed merger through improved operational efficiency and support in the field, a wider offering of products and services, and a greater combined pool of technical professionals.
Will customer contracts be renegotiated?
Each of Hanover and Universal intend to honor its current customer contracts.
Suppliers
What has been the feedback from our major suppliers?
Overall, the supplier feedback has been very positive.

Additional Information
     In connection with the proposed merger, a registration statement of Iliad Holdings, Inc., which will include proxy statements of Universal Compression Holdings, Inc. and Hanover Compressor Company, and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, ILIAD HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Universal and Hanover, without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
     Hanover Compressor Company and Universal Compression Holdings, Inc. and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in Hanover’s and Universal’s respective proxy statements relating to their 2006 annual meetings of stockholders as filed with the SEC on March 24, 2006 and March 15, 2006, respectively. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.